SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: March 2004	Commission File Number: 001-133354

Bank of Montreal

(Name of Registrant)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes	☐	No	☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Ronald B. Sirkis

Name: Ronald B. Sirkis
Title: Executive Vice-President, General Counsel and Taxation

	By:	/s/ Velma J. Jones

Name: Velma J. Jones
Title: Vice President and Secretary
Date: March 11, 2004

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	First Quarter 2004 Report to Shareholders
99.2	Certificates pursuant to section 906 of Sarbanes-Oxley Act of 2002